June 24, 2025

William V. Williams
Chief Executive Officer
BriaCell Therapeutics Corp.
Suite 300 - 235 15th Street
West Vancouver, BC V7T 2X1, Canada

       Re: BriaCell Therapeutics Corp.
           Draft Registration Statement on Form S-1
           Submitted June 18, 2025
           CIK No. 0001610820
Dear William V. Williams:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Benasz Hansotia